January 29, 2008
VIA U.S. Mail and Edgar
Mr. Perry Hinden
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4561

Re:	Pulte Homes, Inc.
Definitive 14A
Filed April 4, 2007
File No 001-09804
Dear Mr. Hinden:
     The following is our response to your comment letter addressed to Mr. Richard J. Dugas, Jr. dated December 20, 2007, relating to the above referenced filing of Pulte Homes, Inc. For ease of reference, we have included each of your specific comments, followed by our response.
1.	We note your response to comment number 1. Please confirm that in future filings you will specify as to which officers you will exercise your discretion.

Response:

We confirm that in future filings of our Proxy Statement we will specify as to which officers the Compensation Committee will exercise discretion regarding compensation decisions.

2.	We note your responses to prior comment numbers 3 and 6. We see that you believe that your performance targets may be omitted due to the risk of competitive harm; however, please provide additional detailed analysis in support of this conclusion by expanding your discussion on the connection between the disclosure of your performance targets and any competitive harm. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) or Regulation S-K.

Mr. Perry Hinden
U.S. Securities and Exchange Commission

Response:

Based on the fact that we will state in our Proxy Statement that due to the significant downturn in the housing industry, it is very unlikely that the performance objectives under the Long-Term Incentive Plan will be met for the 2006-2008 and 2007-2009 performance cycles and therefore awards will not be paid for these cycles, we believe that the payout targets for these cycles are immaterial and need not be disclosed. With respect to any awards that may be made under such plan for the 2008-2010 cycle, the Company will comply with its disclosure obligations under Item 402(b) of Regulation S-K, taking into account Instruction 4 of such Item.

3.	We note your response to comment number 8; however, we do not see a discussion of how you determined the appropriate payment and benefit levels. Please provide details on how you determined such levels.

Response:

We will add the following language to the disclosure regarding Potential Payments Upon Termination or Change in Control on page 31 of the Proxy Statement:

At the time the Compensation Committee approved the Long-Term Incentive Plan and equity incentive plans, the Committee determined that accelerated vesting of awards under such plans in the event of a change in control was appropriate based on competitive practices and in light of the fact that the Company does not otherwise provide change in control or severance agreements. The Committee also determined that these acceleration provisions were a necessary component of such plans in order to provide an increased incentive to key employees of the Company to make significant and extraordinary contributions to the long-term performance and growth of the Company.

4.	We note in your response to comment number 9 that some transactions are pre-approved or ratified even if they exceed $100,000. Item 404(a) of Regulation S-K requires that you disclose transactions greater than $120,000. Please confirm that you will disclose such transactions in accordance with Item 404(a).

Response:

We confirm that we will disclose related transactions in excess of $120,000 as required by Item 404(a) of Regulation S-K.

Mr. Perry Hinden
U.S. Securities and Exchange Commission

If you have any questions with respect to this letter, you may reach me at 248.433.4623.

Regards, /s/ Steven M. Cook Steven M. Cook Vice President General Counsel and Secretary